Exhibit 77D

Policies with respect to securities investments

The policy previously applicable to the Balanced Fund under which it may only purchase securities rated B3 or lower by Moody’s or lower than B- by Standard and Poor’s if the Adviser believes the quality of the bonds is higher than indicated by the rating, has been eliminated.